

November 19, 2010

<u>Via U.S. mail and facsimile (215) 661-8959</u>

Perry Leopold, Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Landale, Pennsylvania 19446

      Re: North Bay Resources Inc.
            Amendment No. 8 to Registration Statement on Form S-1
            Filed November 2, 2010
            File No. 333-164266

Dear Mr. Leopold

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 28, 2010.

<u>Form S-1</u>

<u>Security Ownership of Certain Beneficial Owners and Management, page 24</u>

1.   We note your response to prior comments 5 and 6, including the column titled "approximate voting percent of class (%)." However, as prior comment 5 requested, please revise to provide a column indicating the total overall voting power held by each owner, regardless of class. In addition, since Mr. Leopold's ownership in the Series I preferred stock affords him at all times voting power equal to 80% of all votes entitled to vote, it is not possible for any other shareholder to hold more than 20% of the voting power. Please ensure that this is properly reflected in the revised voting percentage column.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551- 3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief